Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on the Resolutions passed at the Ninth Meeting of the Sixth Session of the Board of Directors of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

24 January 2013

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Gong Hua Zhang, Wei Jin Cai, Ning Xiang Dong and Liu Chang Le as independent non-executive Directors.

Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2013-003

ANNOUNCEMENT on the resolutions Passed at the ninth Meeting

of the SIX SESSION OF THE Board of DIRECTORS OF

China Southern Airlines Company Limited

The board (the “Board”) of directors (the “Directors”) of the Company and all of its members confirm that the contents of this announcement does not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 24 January 2013, China Southern Airlines Company Limited (the "Company") held the ninth meeting of the sixth session of the Board at the No. 1 Conference Room, 4/F, CSN, Baiyun International Airport, Pearl Hotel, Guangzhou. The number of Directors supposed to be present was 12, of which 10 attended in person. Mr. Wang Quan Hua, the non-executive Director, who did not attend the meeting because of business reasons, authorized Mr. Yuan Xin An, the non-executive Director, to attend the meeting on his behalf; Mr. Liu Chang Le, the independent non-executive Director, who did not attend the meeting because of business reasons, authorized Mr. Gong Hua Zhang, the independent non-executive Director, to attend the meeting on his behalf. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China and the Articles of Association of the Company.

The directors present have considered and passed unanimously the following resolution:

I. Mr. Tan Wan Geng be elected as the Vice Chairman of the Board;

II. Approved the Company to enter into the Nanyang Asset Lease Agreement with China Southern Air Holding Company;

As China Southern Air Holding Company is the controlling shareholder of the Company, the transaction under resolution II constitutes the connected transaction. Connected Directors, Mr. Si Xian Min, Mr. Wang Quan Hua, Mr. Yuan Xin An and Ms. Yang Li Hua abstained from voting in respect of this resolution. The manner and procedures for considering the relevant resolutions were in compliance with the provisions of the Company Law, Securities Law and the Articles of Association of the Company.

Please refer to the H Share Connected Transaction Announcement of the Company published on the website of Shanghai Stock Exchange for details of resolution II.

The Board of

China Southern Airlines Company Limited

24 January 2013

2